                                                      COMCAM INTERNATIONAL, INC.
                                   1140 McDermott Drive, Suite 200, West Chester, Pennsylvania 19380
                                               phone: (610) 436-8089 fax: (610) 436-8079

June 26, 2006

Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street N.E.
Washington, D.C.
20549

Attention:  Mary K. Fraser, Esq.

Via Facsimile (202) 772-9217

Re:      ComCam International, Inc.
         Form 10-SB Registration Statement
         File No. 0-51763

Dear Ms. Fraser:

Thank you for your comments dated February 24, 2006, related to ComCam International, Inc.'s, (the "Company") disclosure on our Form
10-SB Registration Statement filed on January 27, 2006.

We do hereby submit this response letter and three copies of our Form 10-SB/A which was filed electronically on June 26, 2006.  We also include hereto three redlined versions of our amended filing and several attachments as referenced in our response.

Please direct copies of all responses and any additional comments to the following address and fax number:

         Don Gilbreath
         Chief Executive Officer
         ComCam International, Inc.,
         1140 McDermott Drive
         West Chester, Pennsylvania  19380
         Telephone:        (610) 436-8089
         Facsimile:        (610) 436-8079

The following pages contain our detailed responses to your comments.

Explanatory Note

1.        The first sentence in the third paragraph refers to information that may be incorporated by reference. Since you have not incorporated any information by reference and are not eligible to incorporate by reference, please revise this section to eliminate the reference.

         Response: We have eliminated the reference to information incorporated by reference in the third paragraph of our
         Explanatory Note.

Item 1. Description of Business

2.        The information you have included in this section of the document omits information required by the provisions of Item 101 of Regulation S-B. Additionally, some of your disclosure is difficult to understand. Please revise to provide all required information and ensure that your disclosure is understandable. The revisions that need to be made are too extensive to comment on in detail...

          Response: We have amended our Item 1. Description of Business to include all of the information required by Item 101 of
          Regulation S-B including sections related to Patents, Governmental Regulation, Environmental Laws, and Research and
          Development. Additionally, we have clarified those sections of our disclosure that might previously have been difficult to understand.

2.       Continued

        ...the following are some examples of the types of revisions that need to be made:

o        Currently, the discussion is written in technical jargon that is not likely to be understood by anyone outside your industry. It should be rewritten in language that can be understood by persons unfamiliar with your industry.

         Response: We have rewritten much of Item 1. Description of Business to eliminate technical jargon where practicable.

2.       Continued

o        Please revise your disclosure to clearly differentiate between the current status of your business and the business you hope to engage in the future

          Response:  We have revised our disclosure in Item 1. Description of Business and Item 2. Management's Discussion and
          Analysis to clearly differentiate the status of our current business versus our anticipated future business.

2.       Continued

o        It is not clear from the disclosure what industry you operate in, what your products are or who your customers are. We note from your financial statements that you have had only $22,000 in sales in the first nine months of 2005. If you are not actively manufacturing and marketing products, which is suggested by some of the disclosure in Management's Discussion and Analysis, you should clearly say so, and discuss the actions you will need to take in order to do so.

         Response: We have amended the disclosure throughout our registration statement to detail the industry in which we are involved, the products we have developed for sale, and those customers primary to our business. The section titled
         Manufacturing in Item 1. Description of Business and the section titled Strategy in Item 2. Management's Discussion and
         Analysis have been amended to clearly indicate that we are actively manufacturing and marketing our products.

2.       Continued

o        You need to discuss in reasonable detail what raw materials you need to manufacture your products, who manufactures them for you, and the names of your principal suppliers. You state on page 9 that you rely on subcontractors to manufacture, install and maintain your systems, but you have not identified the subcontractors or discussed your arrangements with them. You say you rely on a limited number of source suppliers for the purchase of manufacturing components, but you have also not identified them or discussed your arrangements with them. The discussion as currently written is generic and applies to any manufacturer. It should be revised to be specific to you and your products and situation.

         Response: We have amended the section titled Business of Item 1. Description of Business to include a manufacturing sub-section titled Manufacturing in which we identify the manufacturer of our products, source suppliers of the components used in the manufacture of our products, and those supply arrangements in place with our manufacturer and component suppliers.

2.       Continued

o        Discuss the number of sales represented by the $22,000 in revenue. If you are dependent on one or a limited number of customers, you should identify them and discuss your relationships with them.

         Response: We have amended the section titled Business of Item 1. Description of Business to include a customer sub-section titled Customers in which we detail our most recent customers from 2005 and 2006, and a detailed description of sales attributed to each customer.

2.       Continued

         You need to discuss any patents, trademarks, licenses, franchises, concessions, royalty agreements or similar arrangements you have. For example, on page 4 you refer to your "licensed software products" but you do not identify the products or who you license them from. If your business is dependent on these licenses, you should also file them as exhibits to the registration statements.

         Response: The reference to "licensed" software products has been deleted to address the possibility of confusion. The prior reference was intended to describe the process whereby the Company licenses its products to customers.  We have amended Item
         1. Description of Business to include a intellectual property section titled Patents, Trademarks, Licenses, Franchises,
         Concessions, Royalty Agreements and Labor Contracts in which we reference the fact that we license our own software to customers and disclaim ownership of patents, trademarks, licenses, franchises, concessions or royalty agreements associated with our products.

2.       Continued

o        You need to include a discussion of the amount the company spent on research and development activities during the past two years.

         Response: We have amended Item 1. Description of Business to include an intellectual property section titled Research and
         Development in which we provide the amount the Company spent on research and development over the last three month periods ended March 31 and the last two fiscal years.

2.       Continued

o        You say that you have four full time employees and two part time employees. Disclose the types of services that your employees provide. For example, disclose whether they are salespersons, scientists, researchers, administrative personnel, etc.

         Response: We have amended the section titled Employees in Item 1. Description of Business to characterize the services provided by each employee to the Company.

3.       On page 3 you have stated that the COMCAM 10 series uses the most advanced technologies for video capture, compression, analysis and transmission capabilities. Please provide independent third party support for this claim. Please mark all reports submitted to indicate the information that supports this claim.

         Response: We have deleted the reference to "the most" in the subsection titled Hardware Products: the COMCAM 10 Series in the Business section of Item 1. Description of Business in response to your comment. Nonetheless, we attach hereto for your review third party support for the use of advanced technologies in our products contained in a validation report produced by
         Symbol Technologies, Inc.

4.       Explain what the Compaq I-PAQ and Symbol MC-50 are and how they are used with your software.

         Response: We have revised our disclosure in the subsection titled Products in the Summary section of Item 1. Description of
         Business to define the term "PDAs" as personal digital assistants. Also, we have described the Compaq I-PAQ and Symbol MC-50 as PDAs which can be used as monitors and controls for our cameras.

5.       Please refer to the discussion of "Sales and Marketing Opportunities" on page 5. Identify the original equipment manufacturers that use your technology in their products. Do you have any agreements with these parties? If you do, please revise to describe all the material provisions of these agreements. For example, discuss the royalty provisions, duration and termination provisions, etc. File your agreements with these parties as exhibits to this registration statement or explain why you believe filing them as exhibits is not required.

         Response: The Company is not party to any original equipment manufacturing agreements. Therefore, we have revised our disclosure in the subsection entitled Marketing and Sales Opportunities of the Business section of Item 1. Description of
         Business to define our intent to act as an original equipment manufacture and to detail our relationship with the University of South Florida as a provider of proprietary technology.

6.       Explain what you mean by a "proven end-user customer base."

         Response: We have revised our disclosure in the subsection entitled Marketing and Sales Opportunities of the Business section of Item 1. Description of Business to replace the reference to "proven end-user customer base" to describe the provision of our customer list to qualified distributors and value added resellers.

7.       Please refer to the discussion of "Business Partners" on page 5. Please expand the discussion to describe the material terms of your agreements with Symbol Technologies, Technology Services Corporation, Beacon Products and Strela Development AG.
         Also, file the agreements as exhibits to the registration statement or explain to us why you are not required to file them.

         Response: We have amended our disclosure in the subsection entitled Business Partners in the Business section in Item 1.
         Description of Business to clarify our several relationships with our "Business Partners."

         We have no agreement with Symbol Technologies, Inc. and have clarified our relationship in the revised text. We have attached a copy of a validation report produced by Symbol Technologies, Inc., in relation to our products, and a copy of the
         Symbol Technologies, Inc., PartnerSelect Program acceptance as referenced in the registration statement.

         We have included a copy of our Teaming Agreement with Technology Service Corporation as an attachment hereto and have detailed the substance of this agreement in our disclosure. However, we do not believe this agreement to be material to our business operations and therefore do not intend to file same as an exhibit to our registration statement.

         We have included a copy of our Memorandum of Understanding with Beacon Products, Inc. as an attachment hereto and have detailed the substance of this agreement in our disclosure.  However, as this agreement is not material to our business operations we do not intend to file same as an exhibit to our registration statement.

         We have no agreement with Strela Development AG and have clarified our relationship in the revised text.

8.       Under "Competition" on page 6 you refer to "value positions." Please explain what a "value position" is. In addition, please compare you products to your competitors' products using these values. Also explain why you believe that you have no
         "direct" competitors based on these "value positions."

         Response: We have amended the section titled Competition of Item 1. Description of Business to delete the reference to
         "value positions" replacing same with references to certain "important product and industry characteristics" and to clarify our disclosure pertaining to competitors. We believe that the "characteristics" of our products enable us with distinct advantages over the few existing competitors in our field.

9.       You have stated on page 6 that your products are distinguished by next-generation innovations that are more sophisticated and cost effective than competitive products. Please provide independent third party support for your claim that your products are more sophisticated and cost effective than your competitors' products.

         Response: Absent written independent third party support for the claim that our products are more sophisticated and cost effective than those of competitors, we have revised the section titled Competition of Item 1. Description of Business to delete all references to superior products in favor of references to products that are "both sophisticated and cost effective."

10.      Please provide us with copies of the Freeman Report and the Lehman Brothers 2004 Security Industry Report referenced on page
         7. Please mark the reports to show the location of the information you are relying on.

         Response: We attach herewith the first page and the pages from which we gleaned information from both reports with marks to show the location of the information we relied upon in our registration statement. Each report in its entirety is several hundred pages in length.

11.      Please refer to the section called "Government Regulation" on page 7. The information included there is too vague, generic and legalistic to be meaningful to a reader of the document. Please revise it to explain, in plain language, what requirements your products must meet to receive FCC approval. Please also expand the discussion to discuss the process you must follow to obtain the approvals, and indicate whether you have obtained them.

         Response: We have revised the section titled Government Regulation in Item 1. Description of Business to detail in plain language how our products are integrated as part of a process to obtain FCC approval. We have further disclosed that our current products do not require FCC approval though we expect to seek FCC approval for our next generation of cameras and micro-servers.

12.      In the last sentence of the governmental regulations you indicate that you have "successfully operated within current governmental regulations in various jurisdictions." Please identify the regulations and jurisdictions you are referring to.

         Response: We have revised the section titled Government Regulation of Item 1. Description of Business to identify those jurisdictions in which our products have been used successfully within the guidelines of localized governmental regulations and identified those respective regulations. Further, we attach hereto a memorandum pertaining to our arraignments with
         Multi-Media 21 Co. Ltd., and Alparysoft, Inc., as mentioned in the registration statement.

Risk Factors - page 7

13.      In the introductory paragraph you indicate that the risks you face are not limited to the ones you describe. This suggests that there are other material risks that have not been included. Please confirm that you have identified and discussed all material risks you face.

         Response: We have revised the first paragraph in the section titled Risk Factors of Item 1. Description of Business to confirm that we have identified and discussed all risks material to our business.

14.      Most of your risk factors are too vague and generic to be meaningful to a reader. Most of them are also simple statements of fact that do not identify specific risks. Please revise them so that they identify a risk that is specific to you, as well as the potential adverse consequences. Each risk factor should include a factual context, quantified to the extent practicable, so that a reader can evaluate the risk and its adverse consequences.
         Response: We have revised the section titled Risk Factors of Item 1. Description of Business in its entirety to ensure that the risks material to our business are presented in a definite and quantifiable context.

14.      Continued

         For example:

o        A discussion of the company's inability to produce units for sale as disclosed on page 14 appears highly relevant to the risk factor titled "The Company may not be able to develop new products" on page 8; and

         Response: We have revised the risk factor titled THE COMPANY MAY NOT BE ABLE TO DEVELOP NEW PRODUCTS to disclose our historical difficulty in producing units for sale. However, we have now renewed the manufacture of our products and are able to produce units for sale.

14.      Continued

o        Your working capital deficit and accumulated deficit are details that would provide readers with a better understanding of the risks titled "The Company has a history of losses and may incur losses for the foreseeable future" and "If the
              Company does not obtain additional capital to operate its business, we may need to cease operations."

         Response: We have revised the risk factor titled THE COMPANY HAS A HISTORY OF LOSSES AND MAY INCUR LOSSES FOR THE FORESEABLE
         FUTURE to include our accumulated deficit as of March 31, 2006. Further, we have revised the risk factor titled IF THE
         COMPANY DOES NOT OBTAIN ADDITIONAL CAPITAL TO OPERATE ITS BUSINESS, WE MAY NEED TO CEASE OPERATIONS to include our working capital deficit as of March 31, 2006.

15.      The subheadings on you risk factors should be revised to identify the specific risk and potential consequences described in the body of the risk factor. For example, consider replacing the subheading called "The Company faces risks related to raising additional capital" with the first sentence of the body of the risk factor. You could then expand the remainder of the risk factor to quantify the amount of funds you need, the timeframe over which you need them, the purposes for which you need funds, what you will do if you are unable to obtain funds and other material information regarding the risk and its adverse consequences.

          Response: We have revised the risk factor titled THE COMPANY FACES RISKS RELATED TO RAISING CAPITAL to THE COMPANY WILL NEED
          TO RAISE ADDITIONAL CAPITAL TO FUND OPERATIONS WHICH COULD ADVERSELY AFFECT OUR SHAREHOLDERS. Additionally, we have moved this risk factor to a more appropriate location under the heading titled "Future Risks Related to Our Common Stock." We have further included in this risk factor a brief description of the amount of additional capital we will need to raise before we reach a break even in cash flow, the timing of when we expect to be realize a break even point, how additional funds raised would be used and the anticipated consequences of our inability to obtain additional capital.

The company depends upon subcontractors and limited source suppliers - page 9

16.      Please identify the subcontractors that you reference. If you have agreements with these parties, describe the material terms of these agreements in the discussion of your business. File the agreements as exhibits or explain why they are not required to be filed.

         Response: Our reference is to Strategic Manufacturing Technologies, Inc. Further, we have revised the risk factor titled THE
         COMPANY DEPENDS UPON SUBCONTRACTORS AND LIMITED SOURCE SUPPLIERS to THE COMPANY DEPENDS UPON ONE MANUFACTURER AND LIMITED
         SOURCES SUPPLIERS and identified our manufacturer with whom we have no manufacturing agreement.

The company's chief executive officer may have divided interests - page 9

17.      Please explain what ComCam, Inc.'s business is and whether it will be competing with you for business operations. Also, explain in reasonable detail, why ComCam Inc., is spinning off your business. Currently, the risk factor contains too little information to evaluate what the risk actually is.

         Response: ComCam, Inc.'s business is that of an incubator of original and third party technologies for the purpose of developing innovative products that will not compete with the Company's business. The decision to "spin-off" the Company to
         ComCam, Inc. shareholders was made to enhance access to financing by inviting the financial community to focus separately on the Company's business. We have revised the section titled Corporate Organization of Item 1. Description of Business to
         reflect this information. Further, we have revised our risk factor formerly titled THE CHIEF EXECUTIVE OFFICER MAY HAVE
         DIVIDED INTERESTS to provide additional information that will enable the reader to better evaluate the inherent risk of division of duties.

The company may attempt to quote its stock on the OTCBB - page 10

18.      We note your statement that if you do not obtain a quote on the OTCBB, it is possible that a market for your shares may not develop. Please clarify that a market for you stock might not develop even if you do obtain a quote on the OTCBB.

          Response: We have revised the risk factor titled THE COMPANY MAY ATTEMPT TO QUOTE ITS STOCK ON THE OTCBB to clarify that a market for our stock might never develop.

The company's shareholders may face significant restrictions on their stock - page 11

19.      Please revise the risk factor to explain what a penny stock is, and to briefly summarize the substance of the rules you cite. Also, please revise the subheading to more accurately reflect the information in the body of the risk factor. Among other things, it should explicitly identify your stock as a penny stock.

          Response: We have revised the risk factor formerly titled THE COMPANY'S SHAREHOLDERS MAY FACE SIGNIFICANT RESTRICTIONS ON
          THEIR STOCK  to THE COMPANY'S STOCK IS A PENNY STOCK AND, THEREFORE, THE COMPANY'S SHAREHOLDERS MAY FACE SIGNIFICANT
          RESTRICTIONS ON THEIR STOCK to identify our shares as a "penny stock" and briefly summarize the substance of the rules cited therein.

Item 2. Management's Discussion and Analysis - page 12

20.      In the second paragraph you state that this section contains forward-looking statements "within the meaning of the Private
         Securities Litigation Reform Act of 1995." Please note that this registration statement is not covered by the Act. Either delete this statement, or if you retain it, explicitly indicated that the Act does not apply to the information in this registration statement.

         Response: We have revised the first paragraph found under the Cautionary Statement of Item 2. Management's Discussion and
         Analysis to delete the statement "within the meaning of the Private Securities Litigation Reform Act of 1995."

21.      Disclose the interest rate on the loan from ACC Investors. Also disclose the amount of interest you have accrued and/or paid to date and the provisions of your loan agreement that permit you to pay up to 45% of the interest in shares of common stock. Disclose the amount and source of funds you will use to pay the remainder of the interest when it comes due.

         Response: We have revised the section titled Debt and Equity Financing of Item 2. Management Discussion and Analysis to
         detail the interest rate on the ACC Investors Note, the amount of interest accrued at March 31, 2006, the provisions of the
         Note that permit us to pay 55% of the interest due in shares of our common stock, the aggregate amount of interest that we expect will accrue by the due date for the Note and the source of funds we will use to pay the accrued interest when due.

Liquidity and Capital Resources - page 15

22.      We note that your discussion of cash flows seems to be a reiteration of what is included in your statement of cash flows and does not address specifically where the actually usages and sources of cash existed especially in you discussion of operating cash flows. Please revise your discussion to better address what used cash and what provided cash within your operation cash flows. Refer to the guidance provided in our release, "Interpretation: Commission Guidance Regarding
         Management's Discussion and Analysis of Financial Condition and Results of Operations" particularly Item D of that release.
         You can find this release on our website at http://www.sec.gov/rules/interp/33-8350.htm.

         Response: We have read "Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial
         Condition and Results of Operations" and considered the material therein related to an enhanced analysis and explanation of the sources and uses of cash and material changes in particular items underlying the major captions reported in our financial statements, further disclosure of any matters that are not readily apparent from our cash flow statements, and disclosure regarding debt instruments, guarantees and related covenants. We have revised our Liquidity and Capital Resources section under the Financing subheading in Item 2. Management's Discussion and Analysis in accordance with the release.

23.      Please expand the discussion to include the material terms of your manufacturing agreement with Strategic Manufacturing
         Technologies. File the agreement as an exhibit to the registration statement. Also, quantify the discussion. For example, disclose how many of each of your products you have ordered, the timeline you have established for delivery and other material information.

          Response: We have revised the section titled Business in Item 1.Description of Business to clarify that we have no agreement with Strategic Manufacturing Technologies, Inc. and that the manufacture of our products is performed under purchase orders.
          Further, we have disclosed how many of our products have been ordered since we commenced manufacturing with Strategic
          Manufacturing Technologies, Inc. in October of 2005 and the fact that we have received product from these orders.

24.      It is unclear what you mean by the statement that you intend to "renew" numerous sales opportunities. Please clarify what you mean. Also, explain why you believe these renewed opportunities will lead to increase revenues.

         Response: We have clarified the Strategy section in Item 2. Management's Discussion and Analysis, separating those organizations and companies with which we have previously realized sales and those organizations or companies with which we hope to do business with in the future. Our revision sets out how we believe that our marketing strategy will lead to increased revenues.

25.      You need to substantially expand the disclosure in this section. For example, in the first bullet you identify a number of federal agencies that have purchased your products. Expand the disclosure to identify the number and type of products purchased by each and whether they were purchased for testing purposes or for general use. Similarly, in the second bullet, provide more detail about your "inclusion" in design bids submitted by Siemens Maintenance Services and whether this inclusion has resulted in actual sales of your products. Similar expanded information should be provided for each bullet.

         Response: We have substantially expanded the Strategy section in Item 2. Management's Discussion and Analysis. We have further discussed the federal agencies which we identified and included the number and type of products purchased by each.
         Additionally, we have added a comment that the inclusion into Siemens Maintenance Services, LLC's design bid has resulted in no actual sales and have similarly expanded the information for each bullet.

26.      In the first paragraph on page 14 you refer to financing you recently secured from ACC Investors. Please disclose and discuss the material terms of your agreement with ACC and discuss in reasonable detail the uses to which you are putting the funds and how long you expect the funds to last. We note that some of the terms are discussed on page 16, but the discussion does not clearly identify the consequences of the terms on the company's ownership and structure. We also think that you should include a risk factor discussing the potential adverse impact of the terms on an investment in the company. The risk factor should disclose the principal amount of the loan and accrued interest and the consequences if the loan is paid in cash and/or common stock.

          Response: We have further discussed the material terms of the agreement with ACC Investors in Item 2. Management's
          Discussion and Analysis, under the section titled Debt and Equity Financing as we have in other sections of the registration statement to include in some detail our use of funds. Additionally, we have included a risk factor titled THE COMPANY HAS
          SECURED FINANCING WHICH COULD NEGATIVELY IMPACT OUR FUTURE SHAREHOLDERS discussing the potential adverse impact of the terms on an investment in our company and including the principal amount of the loan and accrued interest and the consequences if the loan is paid in cash and/or common stock.

27.      Please expand the discussion of your liquidity to provide a more detailed discussion of your sources of funds. You should identify each source of funds and the amount of funds available from each. You should also disclose whether these sources of funds will remain available to you after the spin off.

         Response: We have expanded our discussion of the Liquidity and Capital Resources section in Item 2. Management's Discussion and Analysis as per your comment. Our sources of funds for the year ended 2005 is detailed in our discussion as is the availability of funds after our "spin-off" from ComCam, Inc.

Item 4. Security Ownership of Certain Beneficial Owners and Management - page 19

28.      We note that ACC Investors, LLC beneficially owns 33% of the outstanding shares of the company. Please include them in the table.

         Response: Currently, ACC Investors, LLC, owns no shares of the Company. However, the convertible promissory note does entitle ACC Investors, LLC, to convert the principal amount due to them into 33% of the common shares of the Company following a distribution of the Company's shares to the shareholders of ComCam, Inc. Therefore, we have revised the beneficial table to be forward looking in the event that ACC Investors, LLC converts all principal due into shares of our common stock.

29.      Please delete the column called "Nature of Ownership." The information in it is meaningless as the law and rules require disclosure of "beneficial ownership," which is a defined term. Please also confirm to us that you have disclosed all beneficial owners of 5% or more or your outstanding securities.

         Response: We have deleted the "Nature of Ownership" column. We confirm that we have disclosed all beneficial owners of 5% or more of our common stock in the forward looking beneficial ownership table.

30.      Please disclose the name and address of the natural person who possesses the right to make voting and investment decisions for the securities owned by Global ePoint, Inc. and ACC Investors, LLC.

         Response: We have revised our forward looking beneficial ownership table to include the names and addresses of those individuals making investment decisions for Global ePoint, Inc. and ACC Investors, LCC.

Item 6. Executive Compensation - page 21

31.      Please revise to provide compensation information for the year ended December 31, 2005.

         Response: We have revised Item 6. Executive Compensation to provide compensation information for the year ended December 31,
         2005.

Item 7. Certain Relationships and Related Transactions - page 22

32.      We note from your financial statements that you have advances payable to ComCam, Inc. amounting to $1,134,247. Please discuss these advances and their repayment terms here.

         Response: We have included a discussion of the advances from ComCam, Inc. in Item 7. Certain Relationships and Related
         Transactions.

Item 8. Description of Securities - page 22

33.      Disclose the exercise price and the termination date of the warrants.

         Response: We have revised Item 8. Description of Securities to disclose the exercise price and the termination date of the warrants.

Part II

Item 1. Market price and dividends on the registrant's common equity and other shareholder matters - page 23

34.      Disclose when the distribution date will be.

         Response: We have revised Item 1. Market Price and Dividends on the Registrant's Common Equity and Other Shareholder Matters
         to disclose that we have yet to determine a distribution date.

Financial Statements

Statements of Operations - page F-4

35.       We note that you recorded a gain related to the cancellation of debt in the current period. Please explain to us why you recorded the gain on this within "Loss from operations." Further, a discussion of this transaction and you significant financing transaction are significant events that should be addressed in the notes to the financial statements. While full financial statements notes are not required for interim periods, disclosures of significant items that allow an investor to understand any significant interim transactions that took place in that period are required. Please acknowledge your intent to include such disclosure in future interim financial statement.

         Response: The gain on the cancellation of debt was included as a "Loss from operations" since the initial transaction that incurred the debt was related to and included operations in the period recorded.

         We understand that interim financial statements should disclose significant transactions that occur in the interim period.
         Future interim statements will include disclosures of significant interim transactions.

36.       Please revise this statement to include a cost of sales and a gross margin. We note that your inability to produce inventory for sale is indicated as a significant reason for the decline in your revenues in your discussion on page 14. Such disclosure will make the impact of these costs more transparent to investors. Refer to Item 310(b)(1)(ii) of Regulation S-B.

         Response: We have revised our "Statement of Operations" to include cost of revenues and gross profit as line items.

Notes to Financial Statements - page F-8

Note 1- Organization and Summary of Significant Accounting Policies - page F-8

37.       In connection with the ACC agreement described on page 24 under Recent Sales of Unregistered Securities please provide us the following information and revise your filing as appropriate:

o        Please describe how you allocated the proceeds between the convertible promissory note and the warrants issued. Quantify and discuss any significant assumptions underlying your allocation and elaborate on the conditions under which the warrants issued may be redeemed, and at whose option.

o        Describe how you considered the fact that the notes are convertible, at the option of the holder, into common stock and the impact of EITF 00-19 related to this conversion feature.
o        Explain how your consideration of whether the notes had a beneficial conversion feature complied with
              EITF 98-5 and 00-27.  In this regard, please tell us how you determined the implied conversion price and how it compared to the fair value of your common stock.
o        Explain to us how you accounted for the warrants including whether or not they should be classified outside of equity under the guidance of EITF 00-19.

Response:  The Securities Purchase Agreement dated June 22, 2005 is among ComCam, Inc. (parent and reporting entity), ComCam International, Inc. (wholly-owned subsidiary), and ACC Investors, LLC.  The Convertible Secured
Promissory Note is between ComCam International, Inc. (wholly-owned subsidiary), and ACC Investors, LLC.   The
Warrant to purchase common stock of ComCam International, Inc. is between ComCam International, Inc.
(wholly-owned subsidiary), and ACC Investors, LLC.

The parent and subsidiary have entered into these agreements to potentially convert and exercise into the common stock of the consolidated subsidiary, ComCam International, Inc.  We determined that the applicable accounting literature related to this transaction was EITF 00-6, "Accounting for Freestanding Derivative Financial
Instruments Indexed to, and Potentially Settled in, the Stock of a Consolidated Subsidiary," and EITF 99-1,
"Accounting for Debt Convertible into the Stock of a Consolidated Subsidiary." We determined that EITF 00-19 does not apply to these instruments in this specific transaction.

In assessing the convertible debt terms pursuant to EITF 99-1, we concluded the following:
o        Pursuant to paragraphs 3 and 4 of EITF 99-1, "the conversion feature on the shares of the stock of a consolidated subsidiary is not permitted to be separated from the debt instrument and accounted for as a derivative instrument...pursuant to SFAS No. 133, since a separate instrument with the same terms as the embedded instrument meets the exception in paragraph 11(a) of SFAS 133."
o        As such, we have not bifurcated and accounted for the conversion feature as an embedded derivative.

In assessing the warrant pursuant to EITF 00-6, we noted and concluded the following:
o        The warrant appears to call for physical settlement, or in other words, delivery of the consolidated subsidiary's common shares, upon exercise.
o        The shares of the consolidated subsidiary are not readily convertible to cash (see paragraphs 6(c), 9 and 57(c) of SFAS 133).
o        Pursuant to paragraph 3 of EITF 00-6, the warrant exercisable into shares of the subsidiary's common stock should be analyzed under SFAS 133 as a potential derivative instrument.  However, as noted in paragraph 4 of EITF 00-6, and paragraphs 6(c), 9 and 57(c) of SFAS 133, as the shares of the consolidated subsidiary are not readily convertible into cash, the warrant does not meet the definition of a derivative as it does not meet the provision for net settlement.  As such, the warrant does not qualify for derivative accounting.

Pursuant to EITF 98-5 and 00-27, we determined that there is not a beneficial conversion feature based on the following analysis:
o        The parent's only business is transacted by its subsidiary.  We have assumed that the value of the parent's common stock, as determined by stock quotes for the parent company, is a reasonable approximation of the value of the subsidiary's common stock.
|X|      The value of the parent company's common stock on June 22, 2005 as evidenced by the closing price was
                  $.025.   The number of outstanding shares on June 30, 2005 was 26,878,634, which is a reasonable approximation of the shares outstanding on June 22, 2005.  This equates to $671,966 as the fair value of all outstanding common shares.  This is assumed to approximate the value of the subsidiary's common stock as well, as noted above.
|X|      ComCam International, Inc. (subsidiary) had 5,770,980 outstanding shares of common stock as of June 22,
                  2005, and has 100,000,000 common shares authorized.
|X|      Using $671,966 as the value of the subsidiary's common shares equates to a value of $.116 per common share of the subsidiary's stock.
o        The value of the warrant is calculated as $147,815, using a Black-Scholes option pricing model, using the following inputs:
|X|      Volatility of 237%, using ComCam, Inc.'s (parent's) closing stock prices since June 3, 2002, the approximate date of the purchase of ComCam, International, Inc.
|X|      Exercise price of $.069 for the $400,000 warrant and $.087 for the $500,000 warrant, as defined and calculated per the warrant agreement, which is defined as $400,000 or $500,000 divided by the number of subsidiary common shares outstanding at the time of exercise, using 5,770,980 as the amount of outstanding common shares, see above.
|X|      Estimate life of 10 years, which is equal to the contractual life for purposes of conservatism.
|X|      Risk-free interest rate of 4.1%, obtained from the 10-year constant maturity treasury rate as of the week ended June 17, 2005, as obtained from http://www.federalreserve.gov/releases/h15/20050620/
|X|      Calculated value per share of subsidiary common stock of $.116, as noted above.

|X|      Number of subsidiary common shares to be obtained from the warrants as defined and calculated per the warrant agreements, or 22% of the outstanding subsidiary shares at date of exercise, as calculated as 5,770,980 subsidiary shares (see above) multiplied by 22%, or 1,269,616.  Note that the value of the warrant per common subsidiary share ($.116) is equal to the subsidiary share price ($.116), which is the most conservative valuation possible under the Black-Scholes option pricing model.
o        There is not a beneficial conversion feature as the effective conversion rate is greater than the stock price as of June 22, 2005 as follows:
|X|      The debt's gross value is $1,100,000, and the warrant's fair value is $147,815, as noted above, for a total fair value of $1,247,815.
|X|      The assigned relative fair values are $969,695 (88.15% of $1,100,000) for the debt, and $130,305 (11.85%
                  of $1,100,000) for the warrant.
|X|      The number of subsidiary common shares that can be obtained, pursuant to the respective agreements, is
                  33% of the outstanding subsidiary common stock after considering the effects of the conversion.  At June 22, 2005, there were 5,770,980 shares of subsidiary common stock outstanding, thus 2,842,243 subsidiary shares could be obtained on conversion.
|X|      The effective conversion rate is $.34 ( = $969,695 allocated fair value of the debt divided by 2,842,243 subsidiary shares).
|X|      The subsidiary stock price is $.116, as noted above.
|X|      As the effective conversion rate is greater than the stock price, there is no beneficial conversion feature.

In connection with the Company's response to these comments, we confirm the following:

o        the Company is responsible for the adequacy and accuracy in its filings;

o        staff comments or changes to disclosure in respect to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

o        the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We do hope that the information provided above is responsive to your comments.  Should you have any additional comments or questions regarding the Company's filing on Form 10-SB, please contact us.  We may be reached at
(610) 436-8089.

Sincerely,

/s/ Don Gilbreath

Don Gilbreath

Chief Executive Officer

Attachments

                                                              ATTACHMENTS

Comment No.               Description

3 and 7(i)                Symbol Technologies Inc. Symbol PLUS Validated Solution Validation Report.

7(ii)                     Symbol Technologies Inc PartnerSelect Program acceptance.

7(iii)                    Technology Services Corporation Teaming Agreement, dated April 12, 2005.

7(iv)                     Beacon Products, Inc., Memorandum of Understanding, dated June 12, 2003.

10(i)                     J.P. Freeman, 2002 Remote & Networked Video Surveillance Market, pages 1, 264 and 265.

10(ii)                    Lehman Brothers, Security Industry Annual Report 2004, pages 1 and 34.

12(i)                     Multi-Media 21 Co. Ltd., Memorandum of Understanding, dated May 27, 2002.

12(ii)                    Alparysoft, Ltd., Distribution Agreement, dated November 17, 2005.